To: [redacted]

More simplified version

Tue, May 27 at 6:07 PM

Still on track to release sales for the friends and families this week?

Yep

Running

Ok. Looking forward to it. So far it's us and Jeff's Kim's dad that are going to commit.

Working Kim's uncle next.

LOVE that

Tue, May 27 at 9:09 PM

We have to wait for our CPA to sign our 409C

But once that is signed we will open up to friends and family for 30 days then open it to anchor investors, and then open it up to retail investors.

Exciting stuff!!!

So excited about this it's a lot of hard work and consuming me but I swear it's because there is a fucking dual mega star at the end of the tunnel and there is only traction lol

I'm excited for you

Have you done much reading on what a post money safe structure is?

Nope lol

Oh boy! Let me put that together uno momento



To: [redacted]

Fri, May 23 at 9:56 AM



We are finalizing everything to be done by Saturday morning.

But that thread is insight on how we're designing the pitch and investment rounds

Sun, May 25 at 8:57 AM



HLTHI - PITCH SAFE STRUCTURE.pdf
PDF Document · 539 KB

Preview,

We have one last provision

I'll read it shortly. Must be going good!

Yeah we have to make another provision to it from the conversation from yesterday but yes. I just wanted you to see the idea.

Sun, May 25 at 10:18 AM

Good to have this to when I'm talking to my family of potential investors

Sun, May 25 at 12:20 PM



FILE_6236.pdf
PDF Document · 335 KB

Use this

Mon, May 26 at 9:56 PM



HLtHi.pdf
PDF Document · 276 KB

More simplified version

Tue, May 27 at 6:07 PM

Still on track to release sales for the friends and families this week?

Yep

Running

Ok. Looking forward to it. So far it's us and Jeff's Kim's dad that are going to commit.

Working Kim's uncle next.



To: [redacted]

Mon, May 26 at 7:20 AM

Thank you! 🙏

Mon, May 26 at 9:41 AM

You did a good job with it. As for feedback I'd say you could probably reduce the amount of information even further, add more white space to each slide.

Obviously I'm not a VC or anything but I'd consider seeding this.

And from that perspective I'm really just looking for the nuts and bolts.

Kind of like Shark Tank

What is it?

Why do I care?

How are you different?

What's the risk?

What are the terms?

Can I get this app in my hands?

What's the biggest challenge you think money will solve?

Those are some of the questions going through my head

HLTHi is a provider-led, cloud-native telehealth platform that connects patients to real doctors in under 15 minutes — faster than any ER or urgent care.
We built it to fix the broken access, trust, and cost problems that leave people waiting, guessing, or overpaying when they need medical care most.



Like this sounds a little bullshittery to me personally

Suggestion: HLTHIi is a Telehealth app that connects patients with licensed medical professionals faster and cheaper than ER and urgent care.

Mon, May 26 at 11:08 AM

This is exactly the kind of feedback we needed—thank you!

We tried to convey what we are through examples on slide 1, but the fact that you're leaving that slide still wondering what we do and how to access it tells us the message isn't landing. You're absolutely right: it's not getting to the nuts and bolts.

We're going to revise it based directly on your notes. Really appreciate you taking the time to dig in—this kind of clarity at this stage is invaluable.

Read 5/26/25



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